Exhibit 99.2

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

September 26, 2013	NR 17 - 2013

Avrupa Minerals Completes $600,000 Financing

Avrupa Minerals Ltd. (AVU:TSXV, 8AM: FWB) is pleased to announce that the financing first reported on August 28, 2013, and then increased on September 12, 2013, has been closed.

Certain strategic investors participated in the financing. The management team and several shareholders also increased their positions. The support of the current shareholder group is a significant benefit to Avrupa in working to achieve its goals.

Avrupa issued 6 million units (a “Unit”) at $0.10 per Unit, for gross proceeds of $600,000.  Each Unit is comprised of one common share and one non-transferable common share purchase warrant.  Each warrant entitles the holder to purchase one additional common share for a 36-month period, expiring September 24, 2016, at a price of $0.15 per common share.

As part of the financing, Avrupa issued Finder’s warrants, entitling the holder to purchase up to 148,800 Units for a period of 36 months from issue at $0.10 per Unit.  The Company also paid a cash finder’s fee of $14,880.  The securities issued are subject to a four-month hold period, expiring on January 25, 2014. Insiders participated in the offering for a total of 1,570,000 Units.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 17 exploration licenses in three European countries, including 11 in Portugal covering 3,018 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures in Portugal, covering five of the licenses, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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The Arga JV, also with Blackheath Resources, covering one license located adjacent to the Covas JV, for intrusion-related Au-W deposits.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist in the State of Washington, USA, and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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